EXHIBIT I
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[DESCARTES LOGO]                                                         NEWS



CONTACT INFORMATION:
PUBLIC RELATIONS                                 INVESTOR RELATIONS
Kimberley Emmerson                               Chaya Cooperberg
(519) 746-6114, ext. 2562                        (519) 746-6114 ext. 2757
kemmerson@descartes.com                          ccooperberg@descartes.com
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           THE DESCARTES SYSTEMS GROUP INC. ANNOUNCES FINAL RESULTS OF
                      COMMON SHARE AND DEBENTURE PURCHASES

TORONTO, ONTARIO, JULY 17, 2003 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), today announced the final results of its offer dated June 2, 2003 to purchase for cancellation a total of 11,578,000 Common Shares. The offer for the Common Shares expired at 5:00 p.m. ET (Toronto time) on July 11, 2003.

Based on final reports on the response to its offer to purchase Common Shares, the number of Common Shares validly deposited at or below the purchase price as at the expiration date of the offer for Common Shares was 12,975,385. As a result, shareholders who deposited Common Shares at or below the purchase price of CDN$3.20 had approximately 89.2% of their Common Shares bought back at the purchase price, subject to adjustments to avoid the creation of fractional Common Shares.

The Common Shares purchased represent approximately 22% of Descartes' outstanding Common Shares. After giving effect to the purchase and cancellation of such Common Shares, Descartes will have 40,653,711 Common Shares outstanding.

Descartes also announced today the final results of the offer dated June 2, 2003 by 3078393 Nova Scotia Company, a wholly-owned subsidiary of Descartes, to purchase U.S.$45 million of Descartes' outstanding 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 ("Debentures") at a purchase price of U.S.$950 per U.S.$1,000 principal amount of Debentures, plus accrued and unpaid interest (calculated at U.S.$2.56 per U.S.$1,000 principal amount of Debentures). The offer for the Debentures also expired at 5:00 p.m. ET (Toronto time) on July 11, 2003.

Based on final reports on the response to its offer, U.S.$67,953,000 of Debentures were validly deposited pursuant to the offer to purchase the Debentures. As a result, holders of Debentures who deposited to the offer had approximately 66.2% of the principal amount of their Debentures purchased at the purchase price, subject to adjustments to avoid the creation of fractional Debentures.

The Debentures purchased by 3078393 Nova Scotia Company represent approximately 62.5% of the aggregate principal amount of outstanding Debentures. After giving effect to the purchase of such Debentures, U.S.$26,995,000 aggregate principal amount of Debentures will be held by holders of Debentures other than 3078393 Nova Scotia Company.
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[DESCARTES LOGO]                                                         NEWS




ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of logistics solutions. In more than 60 countries Descartes' leading logistics solutions drive operational efficiency and enhance customer responsiveness for global organizations. For more information, visit WWW.DESCARTES.COM.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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This news release may contain forward-looking statements which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or the developments in the Company's business or its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Such factors include, regulatory oversight of the offers and other factors discussed in the section entitled "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Forward-looking statements are based on management's current plans, estimates, opinions and projections as of the date they are made, and the Company does not undertake to update forward-looking statements if assumptions of these plans, estimates, opinions or projections should change.